SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         Results for the quarter ended
                                 March 31, 2000

                                 CONSOLTEX INC.
                     (FORMERLY CALLED CONSOLTEX GROUP INC.)
                (Translation of Registrant's Name Into English)

      8555, route Transcanadienne, Saint-Laurent, Quebec, H4S 1Z6, Canada
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

================================================================================

                                 CONSOLTEX INC.
                     (FORMERLY CALLED CONSOLTEX GROUP INC.)

                                [GRAPHIC OMITTED]

                          The quality is woven right in

                          RESULTS FOR THE QUARTER ENDED
                                 MARCH 31, 2000

================================================================================

                 For financial inquiries or information contact:

                                Paul J. Bamatter
                     VP Finance and Chief Financial Officer
                                Tel: 212-596-0480
                                Fax: 212-596-0483

                           Website: www.consoltex.com

                         [LETTERHEAD OF CONSOLTEX INC.]

May 12, 2000 - Consoltex Inc. (formerly called Consoltex Group Inc.) announces its results for the quarter ended March 31, 2000. The Company reported a loss of $2.2 million for the quarter ended March 31, 2000 compared to net earnings of $2.2 million for the same quarter in 1999. Starting in this first quarter of 2000, the Company is reporting its results in US dollars and has prepared its financial statements under U.S. generally accepted accounting principles ("GAAP"). Previously, the Company reported in Canadian dollars and prepared its financial statements under Canadian GAAP. All prior period amounts have been restated to reflect these changes which were made to more accurately reflect the currency which the Company operates, as well as to be more useful to the users of these financial statements.

Consolidated sales increased from $75.9 million in the first quarter in 1999 to $99.9 million in the current quarter. Approximately 60% of the higher sales volume arose as a result of the additional sales from the Atlas and Marino acquisitions completed July 1 and October 1, 1999 respectively and approximately 40% through internal growth in both the Textile and Polypropylene Operations. Atlas and Marino are primarily engaged in the manufacturing and distribution of polypropylene based flexible intermediate bulk container bags in the United States and Mexico.

EBITDA for the quarter ended March 31, 2000 was $9.9 million or 1.4% higher than the comparable quarter in 1999. The increase in EBITDA results from the Atlas and Marino acquisitions, offset, in part, by the squeeze on margins resulting from rapidly rising polypropylene resin costs.

Increased depreciation and amortization expense related primarily to additional goodwill amortization and depreciation expense on acquisitions completed during 1999. Interest expense during the quarter, at $5.6 million was 35% higher than the comparable period in 1999 reflecting the cost of the additional debt related to the Royalton, Marino and Atlas acquisitions, as well as higher interest rates on the Company's floating rate debt. Earnings during the quarter include a $0.5 million foreign exchange loss versus a gain of $1.1 million in the first quarter of 1999.

Textile Operations

Sales in the Textile Operations for the quarter ended March 31, 2000 totaling $57.2 million represents an increase of 14.7% compared to the like quarter in the prior year. The Textile Operations sales growth came from the continued strong growth in curtaining fabrics where our product range, customer service and quality act as significant barriers to new competitors, and from our converting/importing business which is developing new sources for fabrics manufacturing at more favorable costs. This growth was partially offset by weaker sales in the polyester-based fashion apparel fabrics which continue to suffer from increased import competition of fabrics and garments entering the North American market from countries with lower cost labor. Gross profit margins decreased from 24.8% in quarter one 1999 to 22.7% in quarter one, 2000, primarily as a result of a shift in product mix. Our converting/importing operations, which have lower margins as they have no manufacturing plants, recorded a sales increase of 32.9% while our vertically integrated manufacturing operations, with higher margins, recorded flat sales versus quarter one last year.

EBITDA in the Textile Operations decreased by 8.3% compared to the prior year as gross margins in the Canadian vertical operations suffered due to strong import competition and some negative volume variances at one of its five manufacturing facilities. This decrease was offset, in part, by improved margins at our converting/importing business. Selling and administration costs, as a percentage of sales, increased from 11.1% in quarter one 1999 to 11.8% in quarter one, 2000, reflecting the product mix change towards our converting/importing operations which has a higher percentage of selling and administration costs than that of the Canadian vertical operations.

Polypropylene Operations

Sales in the Polypropylene Operations increased by 64.4% compared to the prior year due principally to the increased sales recorded from the Atlas and Marino acquisitions. Excluding the effect on sales of these acquisitions, sales increased by 9.8% from the comparable period in 1999. Sales from our Mexican operations grew by 25% in quarter 1, 2000 compared to the same quarter in 1999 due principally to better pricing in small bags, and strong sales in FIBC fabrics and bags. Gross profit margins slipped from 22.8% in quarter one 1999 to 20.1% in the current quarter principally due to rapidly increasing resin prices, which increased significantly from December 31, 1999 to March 31, 2000. Selling and administration costs increased as a percentage of sales due to the nature of the Marino and Atlas acquisitions, which sell and market their FIBC bags direct to end users and, as such, have higher selling and administration costs.

EBITDA for the current quarter increased by 13.4% from $4.1 million during the March 1999 quarter to $4.6 million during the current quarter. The Atlas and Marino acquisitions were responsible for the increase in EBITDA. This increase was offset, in part, by the squeeze in margins from the quick rise in resin costs.

Outlook

The outlook for the next few quarters is good. In our Textile Operations, we believe that the strong growth in our home furnishings' curtaining and bedding fabrics will offset the current weakness in fashion apparel fabrics. Our converting/importing business has increased its importing expertise and has enhanced its distribution and product development capabilities. These improvements should increase sales and margins. This growth, however, is tempered by the continued weak demand in North America for commodity fabrics as much of this garment business have moved overseas.

The Polypropylene Operations has many strategic initiatives in progress as a result of its two recent strategic acquisitions. These initiatives include upgrading and increasing the efficiency and capacity of the extrusion, beaming and weaving processes at our main Summerville, South Carolina plant, expanding manufacturing capacity at our Mexican bulk bag converting plants, reducing manufacturing and selling and administration costs at Rafytek, and achieving the many financial, selling and administrative, information systems, manufacturing and other synergies that are expected to result of the two acquisitions completed during 1999.

Consoltex Inc. is a North American textile and packaging company. Consoltex Inc. was formerly called Consoltex Group Inc. before it changed its name on January 3, 2000. Its activities are divided between the Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as bulk bags and small bags. The Company also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America. Consoltex has 17 manufacturing plants, which together employ approximately 6,900 associates. The Company is a Canadian private company, however, it files its financial statements with the U.S. Securities and Exchange Commission as a result of its publicly traded Senior Subordinated Notes.

The information in this quarterly statement contains forward-looking information with respect to Consoltex Inc. and its subsidiaries. These statements involve risks and uncertainties that could cause actual result to differ materially from those contemplated. These risks and uncertainties include interest rates, currency fluctuations, prices of raw materials, general economic and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commission reports of Consoltex Inc. and its subsidiaries.

                                 Consoltex Inc.
                         (Formerly Consoltex Group Inc.)

Consolidated Balance Sheet (1)

-----------------------------------------------------------------------------------------------------------
(in thousands of US dollars)                                                March 31,          December 31,
(unaudited)                                                                      2000                  1999
-----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
              Cash                                                          $     233             $   2,969
              Accounts receivable and prepaid expenses                         60,189                50,638
              Inventories                                                      93,536                90,202
              Current portion of deferred income tax assets                       402                   448
-----------------------------------------------------------------------------------------------------------
                                                                              154,360               144,257

Fixed assets, net                                                             109,991               111,044
Goodwill                                                                       79,674                80,333
Other assets                                                                    4,095                 4,684
Deferred income tax assets                                                      1,733                 1,510
-----------------------------------------------------------------------------------------------------------

Total assets                                                                $ 349,853             $ 341,828
                                                                            ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
              Bank loans                                                    $  44,316             $  38,888
              Accounts payable and accrued liabilities                         44,240                36,646
              Income taxes payable                                              3,542                 2,761
              Current portion of long-term debt                                53,250                55,000
              Current portion of other long-term liabilities                    4,145                 5,646
              Current portion of deferred income tax liabilities                5,655                 6,357
-----------------------------------------------------------------------------------------------------------
                                                                              155,148               145,298

Long-term debt                                                                120,000               120,000
Other long-term liabilities                                                    10,874                11,196
Deferred income tax liabilities                                                16,036                15,920
Shareholders' equity:
              Share capital (18,027,551 shares)                                75,645                75,645
              Contributed Surplus                                               2,071                 2,071
              Retained earnings (deficit)                                      (2,187)                   51
              Accumulated other comprehensive income (loss)                   (27,734)              (28,353)
-----------------------------------------------------------------------------------------------------------
                                                                               47,795                49,414
-----------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                  $ 349,853             $ 341,828
                                                                            ===============================

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financial statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

                                 Consoltex Inc.
                         (Formerly Consoltex Group Inc.)

Consolidated Statement of Earnings (1)

---------------------------------------------------------------------------------------------
(in thousands of US dollars)                                           Quarter ended March 31
(unaudited)                                                             2000             1999
---------------------------------------------------------------------------------------------
Sales:
             Textile Operations                                     $ 57,215         $ 49,900
             Polypropylene Operations                                 42,720           25,981
---------------------------------------------------------------------------------------------
                                                                      99,935           75,881

Cost of sales                                                         78,357           57,598
Selling and administrative expenses                                   11,987            8,489
Foreign exchange (gain) loss                                             471           (1,066)
Depreciation and amortization                                          4,593            3,501
---------------------------------------------------------------------------------------------
Earnings from operations                                               4,527            7,359

Financing costs:
             Interest expense                                          5,620            4,154
             Factor expenses                                             369              362
             Amortization of deferred financing expenses                 563              284
---------------------------------------------------------------------------------------------
                                                                       6,552            4,800

Earnings (loss) before income taxes                                   (2,025)           2,559
Income tax expense                                                       212              359
---------------------------------------------------------------------------------------------

Net earnings (loss)                                                 $ (2,237)        $  2,200
                                                                    =========================

EBITDA (2)                                                          $  9,933         $  9,794
                                                                    =========================


(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financial statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

(2) Earnings before interest, taxes, depreciation, amortization, foreign exchange gain or loss and American Industrial Partners management fee ($342 for quarter ended March 31, 2000; nil in 1999).

                                 Consoltex Inc.
                         (Formerly Consoltex Group Inc.)

Consolidated Statement of Cash Flows (1)

-----------------------------------------------------------------------------------------------------
(in thousands of U.S. dollars)                                                 Quarter ended March 31
(unaudited)                                                                      2000            1999
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
             Net earnings (loss)                                             $ (2,237)       $  2,200
             Depreciation                                                       3,615           3,113
             Amortization of goodwill and other assets                            978             388
             Amortization of deferred financing expenses                          563             284
             Deferred income taxes                                               (835)           (979)
-----------------------------------------------------------------------------------------------------
                                                                                2,084           5,006

Changes in:
             Accounts receivable and prepaid expenses                          (9,644)         (8,315)
             Inventories                                                       (3,595)         (8,295)
             Accounts payable and accrued liabilities                           7,685          13,108
             Income taxes payable                                                 804              24
-----------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                                 (2,666)          1,528

Cash flows used in investing activities:
             Purchase of fixed assets, net of disposals                        (2,446)         (2,589)
             Acquisition of Royalton                                               --          (3,539)
-----------------------------------------------------------------------------------------------------

Cash used before financing activities                                          (5,112)         (4,600)
-----------------------------------------------------------------------------------------------------

Cash flows from financing activities:
             Increase in bank loans                                             5,428           4,965
             Repayment of long-term debt                                       (1,750)         (1,750)
             Decrease in other long-term liabilities                           (2,000)            (18)
             Other                                                                698            (690)
-----------------------------------------------------------------------------------------------------
                                                                                2,376           2,507
-----------------------------------------------------------------------------------------------------

Decrease in cash                                                               (2,736)         (2,093)

Cash at the beginning of the period                                             2,969           2,537
-----------------------------------------------------------------------------------------------------

Cash at the end of the period                                                $    233        $    444
                                                                             ========================

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financial statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

                                 Consoltex Inc.
                         (Formerly Consoltex Group Inc.)

Consolidated Segment Disclosures (1)

---------------------------------------------------------------------------------------
(in thousands of U.S. dollars)                                   Quarter ended March 31
(unaudited)                                                         2000           1999
---------------------------------------------------------------------------------------
SALES
Textile Operations:                                            $  57,215      $  49,900
Polypropylene Operations:                                         42,720         25,981
---------------------------------------------------------------------------------------
Consolidated sales                                             $  99,935      $  75,881
                                                               ========================

EBITDA
Textile Operations                                             $   6,244      $   6,812
Polypropylene Operations                                           4,641          4,091
---------------------------------------------------------------------------------------
Total for reportable segments                                     10,885         10,903
Corporate                                                           (952)        (1,109)
---------------------------------------------------------------------------------------

Consolidated EBITDA                                                9,933          9,794

American Industrial Partners management fee                          342             --
Foreign exchange (gain) loss                                         471         (1,066)
Depreciation and amortization                                      4,593          3,501
Financing costs                                                    6,552          4,800
Income tax expense                                                   212            359
---------------------------------------------------------------------------------------

Net earnings (loss)                                            $  (2,237)     $   2,200
                                                               ========================

                                                               March 31,       Dec. 31,
                                                                    2000           1999
                                                               ------------------------
Segment assets:
Textile Operations                                             $ 147,972      $ 145,176
Polypropylene Operations                                         196,006        192,466
---------------------------------------------------------------------------------------
Total for reportable segments                                    343,978        337,642
Corporate                                                          5,875          4,186
---------------------------------------------------------------------------------------

Consolidated total assets                                      $ 349,853      $ 341,828
                                                               ========================

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financial statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

                                 Consoltex Inc.
                         (Formerly Consoltex Group Inc.)

Consolidated Statement of Comprehensive Income

-----------------------------------------------------------------------------
(in thousands of U.S. dollars)                         Quarter ended March 31
(unaudited)                                            2000              1999
-----------------------------------------------------------------------------

Net earnings (loss)                                $ (2,237)          $ 2,200

Foreign currency translation adjustments                619             1,280
-----------------------------------------------------------------------------

Consolidated comprehensive income (loss)           $ (1,618)          $ 3,480
                                                   ==========================